Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES A FURTHER €20 MILLION VOLUNTARY REPAYMENT OF DEBT CONSISTENT WITH ITS CAPITAL ALLOCATION POLICY

Luxembourg - January 5, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced a further voluntary repayment of debt of €20 million. With this further repayment, Orion Engineered Carbons will have voluntarily repaid €110 million since December 2015 of the initial €665 million Term Loan B debt, which reduces current interest costs by approximately €4 million per year.

About Orion Engineered Carbons S.A.

Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. With approximately 1460 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information please visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-445-3865
Investor-Relations@orioncarbons.com